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                                                                    EXHIBIT 4.9

                             FIRST AMENDMENT TO THE
                  AMENDMENT AND RESTATEMENT OF TRUST AGREEMENT

         WHEREAS, BJ SERVICES COMPANY ("BJ Services"), as successor to THE WESTERN COMPANY OF NORTH AMERICA ("Western"), has become a successor party to that certain AMENDMENT AND RESTATEMENT OF TRUST AGREEMENT (the "Trust Agreement") dated July 1, 1992 pursuant to which United States Trust Company of New York serves as trustee of the trust established in connection with The Western Company Retirement Savings Plan; and

         WHEREAS, BJ Services desires to assign its rights, duties and obligations under the Trust Agreement to BJ SERVICES COMPANY, U.S.A. (the "Company") and amend the Trust Agreement in certain other respects;

         NOW, THEREFORE, subject to the consummation of the merger of Western with and into BJ Services, the Trust Agreement shall be amended as follows, effective April 13, 1995:

         1. BJ Services hereby assigns all of its rights, duties and obligations under the Trust Agreement to the Company. Accordingly, the term "Company" in the Trust Agreement shall mean BJ Services Company, U.S.A.

         2. The first sentence of Article TWENTIETH of the Trust Agreement shall be deleted and the following shall be substituted therefor:

         "Communications to the Company or the Committee shall be addressed to the Company, or to the Committee in care of the Company, as the case may be, at BJ Services Company, U.S.A., 5500 Northwest Central Drive, Houston, Texas 77092; provided, however, upon the Company's written request such communications shall be sent to such other address as the Company may specify."

         3. As amended hereby the Trust Agreement is specifically ratified and reaffirmed.